RODRIGUEZ & ASSOCIATES
Raul N. Rodriguez, Esq.
Kelsey Lantz, Paralegal
1011 Pennsylvania St., Unit B
Denver, Colorado 80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995 E-mail address: raul@rnrodriguez.com

October 15, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Attention: John Reynolds

Re:	Grant Hartford Corporation Amendment 1 to Form 10-K for the Fiscal Year Ending December 31, 2011 Filed April 17, 2012 File No. 333-155507

Ladies/Gentlemen:

     In connection with the Grant Hartford Corporation (the "Company", "we", "our") Annual Report on Form 10-K for the Fiscal Year Ending December 31, 2011, the Company submits the following response to your Comment Letter dated September 18, 2012.

     To facilitate your review of this Amendment, the Company will respond to each of the numbered Comments set forth in your letter dated September 18, 2012. The Company is enclosing a lined copy of the Amended Form 10-K on which the Company has made changes pursuant to your Comment Letter and each change is noted by the corresponding Comment it addresses.

     The Company will comply with the reporting requirements of the Exchange Act of 1934. The Company is submitting a substantive and fully responsive amendment to the Commission's letter dated September 18, 2012.

Introduction, page 15

Comment No. 1:

1.   Reporting of contained metal is not allowed without also reporting your ore proven and/or probable reserve tonnages and grades. It is relevant to the potential investor to know whether a quoted quantity of contained metal is the product of a large tonnage of low-grade material or of a small tonnage of high-grade material. Quoting contained metal without also quoting grades can result in a potential investor inferring a value for the deposit, which is totally at variance with its true realizable value.

Response to Comment No. 1: (Provided Supplementary)

References to reports of contained metal without also stating the tonnages and grades have been removed throughout this Amended Form 10-K.

Nancy Hanks and Marble Ore Zones, page 20
Underground Core Plans, page 24

Comment No. 2:

2.   We note you disclose resources as measured, indicated or inferred resources/reserves in various sections of your disclosure. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. You may disclose quantity estimates for non-reserve mineralized material to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance, you would need to disclose that such a deposit would not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Please modify your filing removing all resource disclosure.

Response to Comment No. 2: (Provided Supplementary)

The company has modified this Amended Form 10-K to remove the disclosure of resources as measured, indicated or inferred throughout the document.

Comment No. 3:

3.   Generally, mineralized material should be reported as an in place grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves. Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

·	Remove the terms "measured," "indicated," "inferred," "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates.

·	If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."

·	Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources.

Response to Comment No. 3:

We have removed terms such as "measured." "indicated," "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates throughout this Amended Form 10-K. We have only disclosed quantities of material as "mineralized" when it meets the requirements to do so. Any references to the disclosure of estimates based on geologic inferences, such as "inferred" or "possible" resources have been removed.

Comment No. 4:

4.   Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated and a statement to that effect is included with your filing. Please modify your filing and report each category of reserves separately.

Response to Comment No. 4:

The Company has complied with the guidance of Industry Guide 7 and has separated the amounts of proven and probable reserves throughout this Amended Form 10-K. One example of this is shown in the table below from pages 24:

Ore Zone	Category	Tons	Grade	Ounces

NHa	Proven	7196	.699	5029
	Probable	15346	.566	8682
NHb	Proven	5046	.893	4504
	Probable	3315	.909	3013
NHc	Proven	0	0	0
	Probable	4855	.547	2657
NHd	Proven	1763	.369	650
	Probable	7693	.327	2513
NHe	Proven	0	0	0
	Probable	0	0	0
NHf	Proven	0	0	0
	Probable	1445	.784	1133
NHg	Proven	0	0	0
	Probable	1199	.248	297

NH Total	Proven	14005	.727	10183
	Probable	33853	.540	18295

Marble	Proven	3741	.358	1338
	Probable	4926	.275	1354

Total All		565254	.551	31170

Comment No. 5:

5.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cutoff grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historical average.

Response to Comment No. 5:

The Company has included the cutoff grade on the Reserve Estimate table starting on page 23 as shown below:

The reserve estimation cutoff grades are set in Vulcan. This is done to exclude any questionable high assays which might bias the reserve estimate or to exclude sub-ore grade material from the estimate. The reserve estimates generated in Vulcan presented below used cutoff grades for the NHa-g veins of; Lower Cutoff Value = 0.000 OPT Au and an Upper Cutoff Value of 20.0 OPT Au. No samples assay values of over 20.0 OPT Au exist in the data set so all data was included in the estimate. The Marble Vein estimate used a lower cutoff of .100 OPT Au and an Upper cutoff value of 20.0 OPT Au. Material below .100 OPT Au is not included in the estimate.

We have also included a paragraph that explains how we calculated the cutoff grade:

In establishing the cutoff grade, we determined that the data from the Nancy Hanks Mine is sufficient to indicate that a minimum of this grade can be attained in the quantity calculated. Drilling has defined over 575 feet along strike and an average dip length of about 350 feet. Drill data is sufficient to indicate that the calculated tonnage can be mined and processed from this deposit. Three to four drill holes were drilled on sections every 50 feet along strike. The continuous nature of the deposit was defined with no breaks in mineralized structure for a distance of over 575 feet. Concentration of data is sufficient to allow the majority of the material to be put in to proven and probable reserve categories. This table assumes all material will be extracted within the ore zone and includes low grade dilution. The testing conducted by the Company at a third party independent laboratory and the previous experience of the Company shipping and processing ore at the Golden Sunlight mill confirms the gold recovery rate at a minimum of 91%. The total operating costs ($12,348,569) used to calculate the cutoff grade is for 18 months of production. The 3 year average gold price is currently $1,276. Using these figures the economic cutoff grade is .410 OPT Au. As material is produced each load will be sampled and assayed before shipment to ensure the cutoff grade is maintained as a minimum.

Additionally, We have attached, as a supplemental exhibit, the chart that was used to determine the total operating costs used in calculating the above cutoff grade.

Comment No. 6:

6.   Please disclose the following information within or adjacent to your reserve tables:

·	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery
·	The cutoff grade
·	The metallurgical recovery factor for each of your mines
·	All historic three-year average commodity prices and currency conversation factors that were used to estimate your reserves
·	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share
·	A statement indicating whether your resource estimates are inclusive or exclusive of you reserve estimates

Response to Comment No. 6:

The reserve tables starting on page 23 now include this statement clarifying the extent to which our reserve estimates incorporate losses for mine dilution and mining recovery, the cutoff grade, the metallurgical recovery factor for the mine, the historic three-year average commodity prices, the percentage of our ownership of each mine and a statement clarifying that the quantities disclosed are for the entire mine/deposit:

It should be noted here that all material will be removed from each high grade zone during mine activities. Separation of proven and probable material would be difficult to achieve by conventional mining methods.

The tonnages and grades represented here do not contain any allowance for dilution or recovery. They are all relatively small ore zones and dilution should be expected to be no more than 10%. Recovery loss should be minimal due to the shorter stope levels. Extensive metallurgical test work has been completed on the Garnet area material. All methods including leach, flotation, and gravity concentration has resulted in an average recovery of over 90%.

The reserve estimates presented in this document represent only a portion of the total resource estimates completed for the Garnet Property.

As disclosed in this document, Grant Hartford Corporation does not yet own most of the mining claims outright, but it does have the exclusive right to mine them and to retain all revenues derived therefrom except a 5% net smelter return due to Commonwealth Resources, LLC. Since the financial tables take into account the payment obligation to Commonwealth Resources, the quantities disclosed in this document are for the entire mine/deposit.

The cutoff grade is stated directly above the table as such:

NHa-g veins. Lower Cutoff Value = 0.000 Upper Cutoff Value = 20.000.
Marble Vein Lower Cutoff Value = .100 Upper cutoff value = 20.000.

Comment No. 7:

7.   Please reconcile the various tonnages and grades of your proven and probable reserves disclosure. In addition, please provide a summary table of all of your proven and/or probable reserves and mineralized material. In the event these estimates differ due to chronological drilling/evaluation programs, please clearly indicate this fact in your filing.

Response to Comment No. 7:

We have modified this Amended Form 10-K in several places to reconcile the tonnages and grades of our proven and probable reserves. We believe the document now states clearly whether a reserve estimate is for an entire mine or an ore zone. We have included a table starting on page 23 that lists all of our proven and probable reserves for the Nancy Hanks Mine and another table which describes the mineralized material from the Nancy Hanks Mine. All estimates stated in this Amended Form 10-K are the most current figures and therefore, there should not be any differences due to chronological drilling/evaluation programs. The statement below has been inserted on page 21 for clarity in our document:

The estimates of tonnage and grade for Grant Hartford's proven and probable reserves are current estimates.

Comment No. 8:

8.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

·	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing
·	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered
·	A north arrow

·	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located
·	A title of the map or drawing, and the date on which it was drawn
·	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response to Comment No. 8:

A map has been inserted on page 16 which shows the location and access to each material property. We believe that it meets all requirements as laid out Instruction 3(b) of Rule 102 of Regulation S-K. We have also modified the rest of the maps throughout the document to conform to the S-K Rules.

Comment No. 9:

9.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response to Comment No. 9:

We have added the following section starting on page 25 to address the issue of sampling. We have included a brief description of our sample collection, sample preparation, and the analytical procedures used to develop our analytical results. A discussion of Grant Hartford's QA/QC protocols that have been developed for our exploration program is also included in this section.

Sampling - Q/A Q/C

Overview

Three sample types were collected during exploration activities at the Garnet property. Reverse circulation drill cuttings, core splitting and sampling, and hand/grab/channel sampling. Drill cuttings are by far the most numerous. Four core holes were completed in 2010. Hand/grab samples of various exposed vein zones were taken.

Reverse Circulation Samples

Drill cutting samples were collected by O'Keefe Drilling personnel with the supervision and assistance of Grant Hartford personnel. Drill cuttings were run through rig-mounted rotary splitters. 5-10 lbs of sample were taken every 5 feet for assay. Smaller intervals were sampled where a vein zone was able to be identified. Chip trays were made for each hole corresponding to the samples taken. These chip trays were used for assay sample selection and geologic interpretation. All sample bags and chip trays were provided by Grant Hartford. Hole ID #'s and intervals were recorded on each sample bag.

Core Samples

All core samples were boxed and intervals marked by core drilling personnel with supervision and assistance of Grant Hartford personnel. Core samples were transferred to a sample logging shed on site. GHC geologists logged, split, and created samples for submittal. All core samples were sent to Chemex Laboratories for certified assay. Duplicates of all high grade portions of the core samples were sent to Mt Powell labs in Deer Lodge, MT.

Grant Hartford has a policy of submitting at least 10% of all samples for duplicate assays. During 2008, 1879 samples were sent out for assay. Of these 279 were assayed in duplicates of 2 to 4. These duplicates show a average deviation from the mean of 14.6%. These results compare well to Pegasus duplicate results (1989-1992) which found an average standard deviation of 15.5%. Similar levels were sent for duplication in 2009. During 2010 all samples collected were run in duplicate.

Grab Samples

All grab samples from surface exposures were collected by GHC personnel. Samples are assayed to determine mineral content for future exploration and were not used in any reserve estimates.

Sample Custody/Transfer

All samples were stored on site until ready for transfer to the assay lab. All samples chosen for assay were delivered to the lab by Grant Hartford personnel. All samples determined to be waste are stored on Grant Hartford property. After assay, all rejects are returned to the job site for storage.

Assay Procedure

Samples were originally assayed by both Norris Lab of Norris, MT and Mt Powell Lab of Deer Lodge, MT. Due to the closer proximity and significantly lower assay costs, the Mt Powell lab was chosen for the majority of assay work.

The following assay procedure was received from Mt Powell Lab, Deer Lodge, MT.

"Samples are dried, crushed two times to minimum of 80% passing 1/4 inch, split to about 250 grams, and ground for the pulp.

Any crucibles which had samples over .4 oz/T are pulled from reuse (blank from such a crucible would be about .002 oz/T)

Blanks and Standards are used with each set of samples.

Duplicates use the same pulp. Reruns are done in duplicate using a second spilt."

Pegasus Samples

Pegasus drill data (1898-1992) includes 147 reverse circulation holes and six core holes resulting in 47601 feet and 1710 feet of drilling respectively. These samples were collected by Pegasus personnel and assayed at Silver Valley Labs, Chemex labs, and Pegasus labs.

Argenta Block, page 28

Comment No. 10:

10.   We note you report grades as "up to" in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

·	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume
·	Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight
·	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results
·	Eliminate grades disclosed as "up to" or "as high as" or "ranging from"
·	Eliminate statements containing grade and/or sample-width ranges
·	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples
·	Generally, use tables to improve the readability of sample and drilling data
·	Soil samples may be disclosed as a weighted average value over an area
·	Refrain from reporting single soil sample values
·	Convert all ppb quantities for disclosure
·	Avoid optimistic descriptive adjectives such as high-grade or ore-grade

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual - Appendix 3F also addresses many of these items.

Response to Comment No. 10:

We have revised this section to eliminate use of the term "up to" when describing the historic grade of the Argenta block. In addition, throughout the document we have removed references to

"grab" or "dump" samples, the disclosure of the highest or best values/grades of sample sets, grades disclosed as "up to" or "as high as" or "ranging from," and optimistic descriptive adjectives such as high-grade or ore-grade.

Compliance with Government Regulation, page 35

Comment No. 11:

11.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response to Comment No. 11: (Provided Supplementary)

The following paragraph has been added to the section on "Compliance with Government Regulation" starting on page 38. It discloses that no contamination issues from previous mining activities have been found to date and that there have been no surface disturbance issues. This paragraph also discusses the Company's plans to remediate the site after mining is complete.

"Historic mining activities took place throughout the Garnet area from 1880 to 1941. However, no known contamination issues from this time have been found to date. Surface and groundwater sampling programs have confirmed this statement. No surface disturbance issues have been carried over from the previous mining activities on the property. Historic dumps from the Lead King Mine area are currently being screened and shipped for processing. The area will be recontoured and revegetated after completion. All current operations are monitored and bonded by the Montana Department of Environmental Quality and/or the Bureau of Land Management and reclamation is completed immediately upon the completion of the task."

Yours very truly,

/s/ Raul N. Rodriguez, Esq.
Raul N. Rodriguez, Esq.